Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

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ERIC.REQUENEZ@SKADDEN.COM

                            May 6, 2009

VIA EDGAR
Brion R. Thompson, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	ING Clarion Real Estate Income Fund ("IIA")
ING Clarion Global Real Estate Income Fund ("IGR")

Dear Mr. Thompson:

We received your oral comments on April 7, 2009 to the Combined Proxy Statement/Prospectus on Form N-14 filed on March 10, 2009 (Nos. 333-157821 and 811-214656) (the "Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 regarding the reorganization (the "Reorganization") of IIA with IGR (together with IIA, each, a "Fund" and, collectively, the "Funds").

The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Registration Statement on the Funds’ behalf.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which will be filed at a later date.  Copies of the changed pages to the Registration Statement accompany this letter and reflect the changes made in response to your comments, as well as other changes made to the Registration Statement since the initial filing.  All changes were conformed throughout the Registration Statement, where applicable.

Brion R. Thompson
May 6, 2009

For ease of reference, we have included your comments below followed by our responses.

Comments

Comment 1:     General.  Pursuant to Rule 461 of the Securities Act, provide a request setting forth the date and time the Funds would like the Registration Statement to become effective.

Response:  At a later date, the Funds will provide a request setting forth the date and time they would like the Registration Statement to become effective.

Comment 2:     General.  The filing of a future amendment will trigger the need of an additional auditor consent.

Response:  The Funds will file an additional auditor consent with the filing of the definitive Registration Statement.

Comment 3:     Questions and Answers – Why is the Reorganization being recommended.  Provide a basis for the statement that IIA and IGR are substantially similar.

Response:  The Funds' fundamental investment objectives and investment restrictions are identical and each Fund concentrates its investments in the real estate industry.  The Funds' policies with respect to the use of derivatives, leverage, options and defensive positions are virtually identical.  Additionally, the Funds have identical policies relating to their turnover ratio, dividends and distributions.  The Funds also have the same board of trustees, the same investment advisor, largely overlapping investment advisory personnel and portfolio managers.

The only notable difference between the Funds is that IGR invests a significant amount of its assets in foreign countries including emerging markets while IIA focuses on U.S. investments and does not invest in emerging markets.  While these distinctions create differences in the portfolios of the Funds and variations in the risk factors related to foreign investments, these differences are minor when comparing the Funds as a whole as their other investment objectives, policies and risks are identical or, in some cases, substantially similar.  The foregoing provides ample support for the statement and is set forth in Registration Statement in detail.

Brion R. Thompson
May 6, 2009

Comment 4:     Questions and Answers – Why is the Reorganization being recommended.  In the sentence that reads, "the primary difference between IIA and IGR is that IIA focuses on real estate companies in the U.S. whereas IGR is able to invest globally, including the U.S." change the words "including the U.S." to "including emerging market countries."

Response:  The requested change has been made.

Comment 5:     Questions and Answers – How will the Reorganization be effected.  What is the rationale for structuring the Reorganization as a subsidiary merger rather than directly transferring IIA's assets to IGR?  Please explain the advantages of this structure.

Response:  The Reorganization is being structured as a state law merger of IIA with and into Merger Subsidiary, rather than a direct transfer of IIA’s assets to IGR, in order for Skadden, Arps to be able to deliver the tax opinion referred to in “Material U.S. Federal Income Tax Consequences of the Reorganization”.  In addition, the Reorganization is being structured as a state law merger of IIA with and into Merger Subsidiary, rather than a direct transfer of IIA's assets to IGR, in order to remove any concern that approval by 75% of IIA shareholders might arguably be required by IIA's governing documentation for the dissolution of IIA following a transfer of assets transaction.

Comment 6:     Questions and Answers – Will I have to pay any sales load, commission or other similar fees in connection with the Reorganization.  Disclose the methodology for allocating the costs associated with the Reorganization between the Funds and explain how the estimated costs were determined.

Response:  In making determinations within the framework set forth in the agreement and plan of reorganization, the boards of trustees are expected to look at the function of each particular expense.  In this connection it is likely the boards of trustees will utilize the following methodologies:  (i) certain expenses may be borne equally by each Fund incurring the expense (e.g. furnishing the Registration Statement to IIA shareholders, which IGR must do for public offering purposes and IIA must do for shareholder approval purposes); (ii) service fees may be allocated pro rata among the Funds based upon their relative net assets (e.g. legal and audit fees); (iii) most other joint expenses may also be allocated pro rata by size (e.g. printing of the Registration Statement); (iv) the boards of trustees may allocate to one of the

Brion R. Thompson
May 6, 2009

Funds certain expenses that by their nature perhaps should be allocated to that Fund only (e.g. the SEC registration fees to IGR and the costs of holding the IIA shareholder meeting to IIA); and (v) service providers who are charging on a unified basis for certain services that could fall in more than one category will be allocated in line with the size of the Funds.  It is anticipated that the overall allocation will likely be approximately in line with the relative net assets of the Funds.  Please also see the Funds' response to comments 15 and 26 below.

Comment 7:     Questions and Answers – Will I have to pay any U.S. federal income taxes as a result of the Reorganization.  In the third paragraph of this section, provide more specific information as to whether IIA will sell a portion of its portfolio assets, including when it will be determined if IIA will sell a portion of its portfolio assets.

Response:  IIA does not intend to sell any assets in contemplation of the merger as IGR may hold all of its assets.

Comment 8:     Combined Proxy Statement/Prospectus – 3rd full paragraph on page x.  Explain the status of IGR Merger Subsidiary ("Merger Subsidiary") under the 1940 Act.

Response:  Merger Subsidiary is not and will not be required to be registered as an investment company under the 1940 Act as it has been organized solely to facilitate the merger and will be dissolved as soon as practicable after the merger.  Pursuant to Section 7(a) of the 1940 Act and Rule 3a-2 under the 1940 Act a company of this nature is not required to register as an investment company.

Comment 9:     Combined Proxy Statement/Prospectus – 3rd full paragraph on page x.  Explain the process of the merger of IIA into Merger Subsidiary and Merger Subsidiary into IGR.  In your explanation, compare the differences, if any, between the rights of shareholders of IIA and the rights of shareholders of Merger Subsidiary as well as an explanation of what differences, if any, will exist between the rights of IIA shareholders and IGR shareholders.

Response:  IIA will merge with and into Merger Subsidiary and IIA shareholders will become shareholders of IGR not Merger Subsidiary.  Following the Reorganization, Merger Subsidiary will dissolve under Delaware law and be liquidated into IGR.  Accordingly, the rights of shareholders of Merger Subsidiary are not relevant to shareholders of IIA and are not required to be described.  There is no difference

Brion R. Thompson
May 6, 2009

between the IIA shareholder rights and IGR shareholder rights as they were established with substantially identical charters.

Comment 10:   Combined Proxy Statement/Prospectus – Summary – Comparison of the Funds.  Include a narrative discussion highlighting the principal differences between the Funds.  Such paragraph should highlight the differences in policies related to foreign investments.

Response:  The requested change has been made.

Comment 11:   General.  Where is the pro forma capitalization table found?

Response:  As discussed, the pro forma capitalization table is found on page 35 of the Registration Statement under "Proposal 1: Reorganization of IIA – Management of the Funds – Capitalization."

Comment 12:   Combined Proxy Statement/Prospectus – Proposal 2: Adjournment or Postponement of the Special Meeting.  This section should come after the risk factors section.

Response:  As discussed, the summary of Proposal 2 on page 11 of the Registration Statement is part of the section entitled "Summary" and consequently should not come after the risk factors.

Comment 13:   Combined Proxy Statement/Prospectus – Risk Factors and Special Considerations.  Include a section explaining the differences in risk between IIA and IGR and how the risk exposure of the IIA shareholders will change as they become IGR shareholders.

Response:  The requested change has been made.

Comment 14:   Combined Proxy Statement/Prospectus – Summary – Comparison of the Funds.  Include or label specifically the comparison between IIA and IGR in the following areas: (i) investment objectives, (ii) investment policies, (iii) distribution and purchase procedures and exchange rights and (iv) redemptions, sales or market policies.

Response:  The requested change has been made except that items (iii) and (iv) are not applicable to the Funds.

Comment 15:   Questions and Answers – Will I have to pay any sales load, commission or other similar fees in connection with the Reorganization.  Explain which costs are related to the merger that can be attributable to only one fund and not the other.  Please explain the methodology for allocating the costs associated with

Brion R. Thompson
May 6, 2009

the Reorganization between the Funds and why the Board felt this was an appropriate way to allocate the costs rather than as directly incurred.

Response:  The requested change has been made.  Please also see the Funds' response to comment 6 above and comment 26 below.

Comment 16:   Combined Proxy Statement/Prospectus – Summary – Fee Table on page 3.  In the Fee Table and throughout the document change the column heading from "Pro Forma Combined Fund" to "Pro Forma Combined IGR."

Response:  The requested change has been made.

Comment 17:   Combined Proxy Statement/Prospectus – Summary – Fee Table on page 3.  Provide an explanation as to why the additional footnote is needed to explain the economies of scale and administrative costs as such savings should be evident in the table itself.

Response:  The footnote to the Fee Table is needed to explain that the reduction in the investment management fees of the pro forma combined fund are not attributable to the Reorganization but rather result due to the fact that the Funds have redeemed their outstanding preferred shares.  Without the added footnote, the Fee Table would mislead shareholders into thinking the reduction in the investment management fees results from the Reorganization.

Comment 18:   Combined Proxy Statement/Prospectus – Summary – Example on page 5.  In the example of the costs of investing in the Funds, change the reference from "Pro Forma Combined Fund" to "Pro Forma Combined IGR" and correct the table so that the numbers referenced below are reflected in the table:
	1 Year	3 Years	5 Years	10 Years
IIA	$ 15	$ 46	$ 80	$ 176
IGR	$ 13	$ 40	$ 71	$ 155
Pro Forma IGR	$ 10	$ 31	$ 53	$ 118

Response:  The requested change has been made.

Comment 19:   Combined Proxy Statement/Prospectus – Proposal 1: Reorganization of IIA – Management of the Funds – Capitalization.  In the capitalization table, include a column entitled "Adjustments" showing changes based on the costs of the Reorganization and the per share net asset value.

Response:  The requested change has been made.

Brion R. Thompson
May 6, 2009

Comment 20:   Statement of Additional Information – Appendix B: Pro Forma Financials.  Change the column heading from "Pro Forma Combined Fund" to "Pro Forma Combined IGR."

Response:  The requested change has been made.

Comment 21:   Statement of Additional Information – Appendix B: Pro Forma Financials – Schedule of Investments.  The investments entitled "Calloway Real Estate Investment Trust" and "InnVest Real Estate Investment Trust" are repeated twice.  Combine them into one line if they are the same investments or, if they are different investments, distinguish clearly between the two issues.

Response:  The investments appear in the Schedule of Investments twice because in each case, one represents an ownership of common shares of the applicable trust acquired in the public market and the other represents ownership of common stock, which at the time of IGR's acquisition of such shares was exempt from registration under Rule 144A of the Securities Act.  The investments with the endnote "(b)" next to their name represent the securities acquired through a Rule 144A offering.

Comment 22:   Statement of Additional Information – Appendix B: Pro Forma Financials – Statement of Assets and Liabilities.  Reflect the reorganization expenses in the body of the section not in the footnotes.

Response:  The requested change has been made.

Comment 23:   Statement of Additional Information – Appendix B: Pro Forma Financials – Statement of Operations.  Footnote all adjustments.

Response:  The requested change has been made.

Comment 24:   Statement of Additional Information – Appendix B: Pro Forma Financials – Statement of Operations.  The total of administrative fees has been added incorrectly.  Please revise it accordingly.

Response:  The requested change has been made.

Comment 25:   Statement of Additional Information – Appendix B: Pro Forma Financials – Statement of Operations.  Under the adjustment column for Net Investment Income make the number positive.

Response:  The requested change has been made.

Brion R. Thompson
May 6, 2009

Comment 26:   Statement of Additional Information – Appendix B: Pro Forma Financials – Note 1.  Explain what costs associated with the Reorganization are attributable to only one fund and not the other.  Please explain the methodology for allocating the costs associated with the Reorganization between the Funds and why the Board felt this was an appropriate way to allocate the costs rather than as directly incurred.

Response:  Please see the Funds' response to comments 6 and 15 above.

Comment 27:   Statement of Additional Information – Appendix B: Pro Forma Financials – Note 2.  The title should read "Valuation" not "IGR Fund Valuation."

Response:  The requested change has been made.

Comment 28:   Statement of Additional Information – Appendix B: Pro Forma Financials.  Add a note stating that some of the pro forma numbers provided are based on estimates.

Response:   The requested change has been made.

"Tandy" Representation

With respect to the Registration Statement, IGR hereby acknowledges the following:

The disclosure in the filing is the responsibility of IGR.  IGR acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.  IGR also represents to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and IGR represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IGR further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve IGR from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Brion R. Thompson
May 6, 2009

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3742 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Eric Requenez
Eric Requenez, Esq.

Enclosure

cc:	Richard Prins, Esq.